82-34770

RECEIVED

2004 OCT 19 A 9:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045575

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

13th October, 2004

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited

Further to our letter dated 25th August, 2004 on the subject, we now enclose three copies of the Notice convening a Meeting of the Ordinary Shareholders of the Company on Friday, 19th November, 2004, pursuant to an Order dated 29th September, 2004 of The Hon'ble Justice Ashim Kumar Banerjee of the Calcutta High Court, the agenda of such meeting being consideration of the proposed Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company.

A copy each of the said Scheme of Amalgamation, Statement under Section 393 of the Companies Act, 1956, and Form of Proxy are also enclosed alongwith the aforesaid Notice.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

Encl. as above.

dlw 10/20

cc: Securities Exchange Commission - One copy of the Notice is enclosed.
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg - One copy of the Notice is enclosed.
11 Avenue de la Porte – Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office:
Virginia House, 37, Jawaharlal Nehru Road, Kolkata - 700 071

ITC Limited

Company Application No. 647 of 2004
In the High Court at Calcutta
Original Jurisdiction

In the Matter of:
The Companies Act, 1956.
And
In the Matter of:
An application under Sections 391(1) and 393 of the said Act.
And
In the Matter of:
ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, within the aforesaid jurisdiction.

..... Applicant.

NOTICE CONVENING MEETING

To the Ordinary Shareholders of ITC Limited.

TAKE NOTICE that by an Order made on the 29th day of September, 2004, the Hon'ble High Court at Calcutta has directed that a meeting of the Ordinary Shareholders of ITC Limited (hereinafter referred to as "the Applicant Company") be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, on Friday, the 19th day of November, 2004, at 10.30 a.m., for the purpose of considering and, if thought fit, approving, with or without modification, the proposed Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Applicant Company.

TAKE FURTHER NOTICE that in pursuance of the said Order, a meeting of the Ordinary Shareholders of the Applicant Company will be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, on Friday, the 19th day of November, 2004, at 10.30 a.m., when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that the proxy in the prescribed form, duly signed by you, is deposited at the Investor Service Centre of the Applicant Company at 37, Jawaharlal Nehru Road, Kolkata 700 071, not later than forty-eight hours before the meeting.

The Court has appointed The Hon'ble Justice G. N. Ray (Retd.) and failing him, The Hon'ble Justice Suhas Chandra Sen (Retd.) to be the Chairman of the said meeting of the Ordinary Shareholders of the Applicant Company.

A copy each of the said Scheme of Amalgamation, Statement under Section 393 of the Companies Act, 1956, and a Form of Proxy are enclosed herewith.

Dated this 7th day of October, 2004.

Sd/- G. N. Ray
Chairman appointed for the Meeting

NOTE : All alterations made in the form of proxy should be initialled.

Drawn by:
For Khaitan & Co.,
Sd /-
(Aniket Agarwal)
Advocates for Applicant
1B, Old Post Office Street, Kolkata 700 001.

Settled by:
Sd /- 06.10.2004
(Anjan Kumar Mitra)
Assistant Registrar (Company)
High Court, O.S., Calcutta.

Company Application No. 647 of 2004
In the High Court at Calcutta
Original Jurisdiction

In the Matter of:
The Companies Act, 1956.
And
In the Matter of:
An application under Sections 391(1) and 393 of the said Act.
And
In the Matter of:
ITC Limited, an existing company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, within the aforesaid jurisdiction.

..... Applicant.

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. The accompanying notice is sent for convening a meeting of the Ordinary Shareholders of ITC Limited, being the Applicant Company abovenamed (hereinafter referred to as "the Transferee Company") for the purpose of considering and, if thought fit, approving, with or without modification, the proposed Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited (hereinafter collectively referred to as "the Transferor Companies") with the Transferee Company. The detailed terms of the amalgamation are appearing in the enclosed draft of the Scheme of Amalgamation (hereinafter referred to as "the Scheme").

2. INCORPORATION, BUSINESS AND FINANCIAL POSITION OF THE TRANSFEROR COMPANIES AND THE TRANSFEREE COMPANY

Transferor Companies:

A. **ITC Hotels Limited (ITCHL):**

(a) ITCHL was incorporated on the 26th day of April, 1972 and is engaged in the business of hoteliering.

(b) The annual accounts of ITCHL as at 31st March, 2004 have been audited. The following summary extracted from the said accounts indicates the financial position of ITCHL as follows:-

(i) No debentures were outstanding as on the said date and nor had ITCHL agreed to issue any new debentures.

(ii) Apart from the Current Liabilities and Provisions which are incurred and disposed of in the normal course of business, ITCHL had the following liabilities:-

		(Rs. Lakhs)
	Secured Loans	8
(iii)	Paid-up Share Capital	30,21
	Add Reserves and Surplus	194,22
	Net Shareholders' Fund	224,43
	Assets (including Current Assets)	294,16
	Less Liabilities (including Current Liabilities & Provisions and Net Deferred Tax Liability)	69,73
	Excess of Assets over Liabilities	224,43

(c) Subsequent to the date of the aforesaid audited accounts, there has been no substantial change in the financial position of ITCHL excepting those arising or resulting from the usual course of business. Save and except receipt of calls in arrears to the extent of Rs.1,750/-, there has also been no change in the Subscribed & Paid-up Share Capital of ITCHL since the said date.

B. **Ansal Hotels Limited (AHL):**

(a) AHL was incorporated on the 11th day of October, 1988 and is engaged in the business of hoteliering.

(b) The annual accounts of AHL as at 31st March, 2004 have been audited. The following summary extracted from the said accounts indicates the financial position of AHL as follows:-

(i) No debentures were outstanding as on the said date and nor had AHL agreed to issue any new debentures.

(ii) Apart from the Current Liabilities and Provisions which are incurred and disposed of in the normal course of business, AHL had the following liabilities:-

		(Rs. Lakhs)
	Secured Loans	167,72
(iii)	Paid-up Share Capital	57,41
	Add Reserves and Surplus	33,41
	Less Debit Balance in Profit and Loss Account	63,37
	Net Shareholders' Fund	27,45
	Assets (including Current Assets and Net Deferred Tax Asset)	213,08
	Less Liabilities (including Current Liabilities & Provisions)	185,63
	Excess of Assets over Liabilities	27,45

(c) Subsequent to the date of the aforesaid audited accounts, 25,29,65,338 Equity Shares of Rs.10/- each of AHL have been issued and allotted on 31st May, 2004 to the Transferee Company at a discount of Rs.3.50 per share by way of conversion of loan and interest thereon (net of tax deducted at source) aggregating Rs.164,42,74,697/- due to the Transferee Company from AHL as on that day i.e. 31st May, 2004, with the approval of the Company Law Board, Northern Region Bench, New Delhi vide Order dated 29th April, 2004. Accordingly, loans taken by AHL have reduced while the Issued, Subscribed & Paid-up Share Capital of AHL has increased as stated above. Save as aforesaid there has been no other substantial change in the financial position of AHL subsequent to the date of the aforesaid audited accounts, excepting those arising or resulting from the usual course of business. The Transferee Company presently holds 25,29,64,038 Equity Shares of AHL.

Transferee Company:

C. **ITC Limited:**

(a) The Transferee Company was incorporated on the 24th day of August, 1910. The Transferee Company is a multi-business corporation having a diversified portfolio comprising, inter alia, cigarettes, hotels, paperboards and specialty papers, packaging, agri-business, branded apparel, packaged foods and confectionery, greeting cards and other products in the fast moving consumer goods (FMCG) sector.

(b) The annual accounts of the Transferee Company as at 31st March, 2004 have been audited. The following summary extracted from the said accounts indicates the financial position of the Transferee Company as follows:-

(i) No debentures were outstanding as on the said date and nor had the Transferee Company agreed to issue any new debentures.

(ii) Apart from the Current Liabilities and Provisions which are incurred and disposed of in the normal course of business, the Transferee Company had the following liabilities:-

	(Rs. Lakhs)
Secured Loans	31,56
Unsecured Loans	89,29
	120,85

(iii) Paid-up Share Capital	247,68
Add Reserves and Surplus	6,162,38
Net Shareholders' Fund	6,410,06
Assets (including Current Assets)	10,151,36
Less Liabilities (including Current Liabilities & Provisions and Net Deferred Tax Liability)	3,741,30
Excess of Assets over Liabilities	6,410,06

(c) Subsequent to the date of the aforesaid audited accounts, there has been no substantial change in the financial position of the Transferee Company excepting those arising or resulting from the usual course of business. The Issued, Subscribed and Paid-up Share Capital has increased marginally to Rs.247,92 lakhs since the said date consequent to issue and allotment from time to time of 2,46,051 Ordinary Shares of Rs.10/- each under the ITC Employee Stock Option Scheme of the Transferee Company.

3. The circumstances which justify and/or necessitate the said amalgamation are, inter alia, as follows:-

(a) The Transferee Company has been in the hotels business since 1975, and today, has one of the largest 5 Star Hotel chains in the private sector in India, operating under the brand name, 'ITC Welcomgroup'. The Transferee Company's hotels business has grown over the years and comprises several legal entities.

(b) ITCHL and AHL are subsidiaries of the Transferee Company, in which the Transferee Company holds 72.06% and 81.5% of the share capital respectively. ITCHL, apart from managing its own hotels, is engaged inter alia in rendering for a fee, operating and marketing services on contractual basis to hotels owned/leased by the Transferee Company and other companies. AHL owns a 5 Star Hotel property in Delhi which is operated by ITCHL under operating and marketing services agreement.

(c) In pursuance of its stated objective of sustaining leadership in the Indian hotel industry and over time, gaining presence overseas, the Transferee Company has been making substantial investments in the hotels business during the past few years. Consequently, while a substantial part of investments in ITC Welcomgroup chain appears in the Transferee Company's balance sheet, the hotel properties in the chain being operated and marketed by ITCHL including those owned by the Transferee Company, the income from this business is spread across different legal entities. This structure can lead to dilution of focus arising from fragmentation of management responsibilities apart from increasing complexity in terms of multiplicity of transactions and compliance requirements. The conduct of the hotels business can be simplified substantially through amalgamation of ITCHL and AHL into the Transferee Company resulting in operating efficiencies, savings in costs and benefits of synergy.

(d) The expected high rates of growth in the Indian economy would in turn create growing prospect of demand for additional hotel rooms across the country. Besides earning valuable foreign exchange, investments in hotels business have a significant employment potential with a positive multiplier impact on the economy. The proposed amalgamation will result in a streamlined business structure, which will be better positioned to take advantage of emerging opportunities for growth. Since the hotels business is capital intensive with long gestation, the Transferee Company, with its strong balance sheet and managerial capabilities, will be in a better position to take advantage of these opportunities by conducting this business as a consolidated entity wherever feasible.

(e) The improved business prospects arising from the proposed amalgamation will benefit the stakeholders of all the entities involved. These benefits, inter alia, are enumerated as under:

(i) The shareholders of the Transferor Companies will benefit by being part of a financially stronger company (the Transferee Company) with superior ability to exploit emerging growth opportunities; the Transferee Company has a history of strong financial performance with an uninterrupted record of paying dividends. In addition, the shareholders of AHL will benefit from the liquidity associated with owning listed shares as opposed to their currently unlisted holdings.

(ii) The Transferee Company's shareholders will benefit from a stronger consolidated hotels portfolio with enhanced visibility of the related value creation.

(f) The amalgamation therefore would enable more efficient utilisation of resources of the Transferor Companies and the Transferee Company thus creating value through efficiency and synergy.

(g) The combined business of the Transferor Companies and the Transferee Company will generally be carried on more efficiently and economically pursuant to amalgamation under the Scheme, and will benefit the shareholders and other stakeholders of the Transferor Companies and the Transferee Company both in the short and the long term.

(h) In the circumstances, it is considered desirable and expedient to amalgamate the Transferor Companies with the Transferee Company in the manner and on the terms and conditions stated in the said Scheme.

4. SALIENT FEATURES OF THE SCHEME

The salient features of the Scheme are summarised for your convenience as follows:-

(a) The Scheme shall be operative from the Appointed Date, i.e. the 1st day of April, 2004.

(b) The Scheme is conditional upon and subject to:

i. Approval of the Scheme by the requisite majority of the members of the Transferor Companies and of the members of the Transferee Company;

ii. Sanction of the Scheme by the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi;

iii. Such other sanctions and approvals including sanctions of any governmental or regulatory authority, as may be required by law in respect of the Scheme being obtained; and

iv. The certified copies of the Orders of the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi sanctioning the Scheme being filed with the Registrar of Companies, West Bengal and the Registrar of Companies, Delhi & Haryana.

Accordingly, the Scheme, although operative from the Appointed Date, shall become effective on the Effective Date, being the last of the dates on which all the orders, sanctions, approvals, consents, conditions, matters or filings referred to above have been obtained or filed.

(c) On the approval of the Scheme by the members of the Transferor Companies and the members of the Transferee Company pursuant to Section 391 of the Companies Act, 1956 (hereinafter referred to as "the Act"), it shall be deemed that the said members have also accorded all relevant consents under Section 81(1-A) of the Act or any other provisions of the Act to the extent the same may be considered applicable.

(d) With effect from the Appointed Date, the Transferor Companies shall stand amalgamated with the Transferee Company and the entire Undertakings of the Transferor Companies, including all assets, rights, licences and powers as well as all debts, outstandings, liabilities, duties and obligations of the Transferor Companies shall be transferred to the Transferee Company in the manner detailed in the Scheme.

(e) The transfer and vesting of the Undertakings of the Transferor Companies, as aforesaid, shall be subject to the existing charges, mortgages and encumbrances, if any, over or in respect of any of the assets or any part thereof, provided however that such charges, mortgages and/or encumbrances shall be confined only to the relative assets of the Transferor Companies or part thereof on or over which they are subsisting on transfer to and vesting of such assets in the Transferee Company and no such charges, mortgages, and/or encumbrances shall extend over or apply to any other asset(s) of the Transferee Company. Any reference in any security documents or arrangements (to which the Transferor Companies are parties) to any assets of the Transferor Companies shall be so construed to the end and intent that such security shall not extend, nor be deemed to extend, to any of the other asset(s) of the Transferee Company. Similarly, the Transferee Company shall not be required to create any additional security over assets acquired by it under the Scheme for any loans, debentures, deposits or other financial assistance availed by it and the charges, mortgages, and/or encumbrances in respect of the same shall not extend or be deemed to extend or apply to the assets so acquired by the Transferee Company.

(f) All the employees of the Transferor Companies in service on the Effective Date shall, on and from the Effective Date, become the employees of the Transferee Company on the same terms and conditions on which they are engaged by the Transferor Companies without treating it as a break, discontinuance or interruption in service. On and from the Effective Date the Provident Funds, Gratuity Funds, Superannuation Fund or any other Fund or Funds created or existing for the benefit of the employees, as applicable, of the Transferor Companies shall be continued by the Transferee Company and the Transferee Company shall stand substituted for the Transferor Companies for all purposes whatsoever, including in relation to the obligation to make contributions to the said Fund or Funds in accordance with the provisions thereof to the end and intent that all rights, duties, powers and obligations of the Transferor Companies in relation to such Fund or Funds shall become those of the Transferee Company.

(g) All proceedings pending by or against the Transferor Companies, all contracts, obligations, actions, rights and claims by or against the Transferor Companies, as on the Effective Date, will be transferred to the Transferee Company and will be enforceable by or against the Transferee Company.

(h) Upon the Scheme becoming effective and without any further application, act or deed, the Transferee Company shall, in consideration of the amalgamation, issue and allot to the members of the Transferor Companies holding fully paid-up Equity Shares in the Transferor Companies and whose names appear in the Register of Members of the Transferor Companies on such date (Record Date), as the Board of Directors of the Transferee Company or a committee thereof will determine, Ordinary Shares of Rs.10/- each in the Transferee Company credited as fully paid-up with rights attached thereto as hereinafter mentioned (hereinafter referred to as the "New Ordinary Shares") in the following ratios:

i. 3 (Three) New Ordinary Shares of Rs.10/- each in the Transferee Company credited as fully paid-up for every 25 (Twenty Five) Equity Shares of Rs.10/- each, fully paid-up, held in ITCHL; and

ii. 1 (One) New Ordinary Share of Rs.10/- each in the Transferee Company credited as fully paid-up for every 150 (One Hundred and Fifty) Equity Shares of Rs.10/- each, fully paid-up, held in AHL.

(i) All Equity Shares held by the Transferee Company in the Transferor Companies and all Equity Shares held by the Transferor Companies inter se shall stand cancelled. In lieu of such Equity Shares, no New Ordinary Shares in the Transferee Company shall be issued to any person whatsoever.

(j) No fractional shares shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the members of the Transferor Companies may be entitled on issue and allotment of the New Ordinary Shares of the Transferee Company. The Board of Directors of the Transferee Company or a committee thereof shall consolidate all such fractional entitlements, and issue and allot New Ordinary Shares in lieu thereof to a Director and/or Officer(s) of the Transferee Company on the express understanding that such Director and/or Officer(s) to whom such New Ordinary Shares are allotted shall sell the same in the market and pay to the Transferee Company the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the members of the Transferor Companies in proportion to their fractional entitlements.

(k) The New Ordinary Shares to be issued and allotted by the Transferee Company, as above, shall rank pari passu in all respects with the Ordinary Shares of the Transferee Company save and except that the New Ordinary Shares shall be entitled to dividend with effect from the Appointed Date subject to the provisions of the Scheme mentioned in sub-paragraph (l) below.

(l) Until the Effective Date, the holders of the Equity Shares of the Transferor Companies shall continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividend, if any, declared in accordance with the Act and the Articles of Association of the Transferor Companies. The Transferor Companies may declare and pay dividend to their shareholders for any financial year or any period prior to the Effective Date provided that if such dividend is for any period commencing on or after the Appointed Date, the Board of Directors of the Transferor Companies shall obtain the prior consent and approval of the Board of Directors of the Transferee Company before making such recommendation to the members of the Transferor Companies. If, before the Effective Date, the Transferor Companies declare any dividend for any period between the Appointed Date and the Effective Date, any entitlement to dividend on the New Ordinary Shares issued by the Transferee Company in lieu of the corresponding Equity Shares of the said Transferor Companies, shall stand reduced by the amount of dividend declared by the said Transferor Companies on such Equity Shares for the corresponding period.

(m) The New Ordinary Shares of the Transferee Company issued in terms of the Scheme shall, subject to applicable regulations, be listed and/or admitted to trading on the stock exchange(s) where the Ordinary Shares of the Transferee Company are listed and/or admitted to trading.

(n) With effect from the Appointed Date and up to the Effective Date:

i. The Transferor Companies shall carry on and be deemed to have carried on all their business and activities and shall hold and stand possessed of and be deemed to have held and stood possessed of all their assets for and on account of and in trust for the Transferee Company.

ii. The Transferor Companies shall carry on their business and activities with due diligence and business prudence and shall not charge, mortgage, encumber or otherwise deal with or alienate their assets or any part thereof, nor incur, accept or acknowledge any debt, obligation or any liability or incur any major expenditure, except as is necessary in the ordinary course of their business, without the prior written consent of the Transferee Company.

iii. All profits or income accruing or arising to the Transferor Companies or expenditure or losses arising or incurred by the Transferor Companies shall for all purposes be deemed to have accrued as the profits or income or expenditure or losses, as the case may be, of the Transferee Company.

(o) Under the Scheme, the Transferor Companies and the Transferee Company (by their respective Board of Directors or such other person or persons, as the respective Board of Directors may authorise) are empowered and authorised:

i. to assent from time to time to any modifications or amendments or substitutions of the Scheme or of any conditions or limitations which the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi and/or any authorities under law may deem fit to approve or direct or as may be deemed expedient or necessary; and

ii. to settle all doubts or difficulties that may arise in carrying out the Scheme and to do and execute all acts, deeds, matters and things necessary, desirable or proper for putting the Scheme into effect. Without prejudice to the generality of the foregoing, the Board of Directors of the Transferee Company or a committee thereof shall be empowered to register and/or recognise any transfer of shares of the Transferor Companies after the amalgamation for the purpose of issuing and allotting the New Ordinary Shares or delivering the certificates thereof to the shareholders of the Transferor Companies in terms of the Scheme and to otherwise settle or remove any doubt or difficulty in this regard.

(p) In pursuance of the Scheme, the Transferor Companies shall be dissolved without winding up or liquidation in accordance with the provisions of Section 394 of the Act.

5. The Board of Directors of the Transferor Companies and the Transferee Company have at their respective meetings held on 25th August, 2004, by resolutions approved the said Scheme.

6. The aggregate assets of the Transferor Companies and the Transferee Company are more than sufficient to meet all their liabilities and the Scheme will not adversely affect the rights of any of the creditors of the Transferor Companies or the Transferee Company in any manner whatsoever.

7. There are no proceedings pending under Sections 235 to 251 of the Companies Act, 1956 against the Transferor Companies or the Transferee Company.

8. The exchange ratios of the Ordinary Shares of the Transferee Company for the Equity Shares of the Transferor Companies have been determined on a fair and reasonable basis and on the basis of the Valuation Reports of Messrs. S.B. Billimoria & Co., a reputed firm of Chartered Accountants.

9. Mr. Y.C. Deveshwar is the Non-Executive Chairman of ITCHL and the Executive Chairman of the Transferee Company. Mr. S.S.H. Rehman is a Non-Executive Director of both the Transferor Companies and an Executive Director of the Transferee Company. Mr. K. Vaidyanath is a Non-Executive Director of ITCHL and an Executive Director of the Transferee Company. Mr. S. C. Sekhar is a Non-Executive Director of AHL and an Executive Director of ITCHL. Mr. Nakul Anand is the Managing Director of ITCHL and an Alternate Director (Alternate to Mr. R. Tandon) in AHL. The Directors' shareholdings in the Transferor Companies and the Transferee Company (ITC) as on 30th September, 2004 are as follows:-

Name of Director	No. of Equity Shares held in ITCHL	No. of Equity Shares held in AHL	No. of Ordinary Shares held in ITC
A. ITCHL's Directors			
Y. C. Deveshwar	2,471	Nil	47,990
Nakul Anand	Nil	Nil	1,456
S. H. Khan	Nil	Nil	Nil
K. Jayabharath Reddy	Nil	Nil	162
S. S. H. Rehman	1,125	Nil	11,103
S. C. Sekhar	100	Nil	1,256
R. Subramanian	Nil	Nil	Nil
K. L. Thapar	Nil	Nil	Nil
K. Vaidyanath	1,085	Nil	2,613
R. Vasudevan	Nil	Nil	Nil
B. AHL's Directors			
S. Ansal	Nil	8,72,280	Nil
Vijay Katre	130	Nil	Nil
M. Riaz Ahmed	11	Nil	Nil
D. Ansal	Nil	8,72,280	Nil
G. Ansal	Nil	8,72,280	Nil
L. N. Balaji	240	Nil	1,906
M. Namura	Nil	Nil	Nil
M. Narayanan	Nil	Nil	Nil
S. S. H. Rehman	1,125	Nil	11,103
S. C. Sekhar	100	Nil	1,256
A. K. Tandon	300	Nil	Nil
R. Tandon	Nil	Nil	1,286
Nakul Anand (Alternate to R. Tandon)	Nil	Nil	1,456
M. Bhatnagar (Alternate to L. N. Balaji)	700	Nil	62
M. Yamamoto (Alternate to M. Namura)	Nil	Nil	Nil
C. ITC's Directors			
Y. C. Deveshwar	2,471	Nil	47,990
C. R. Green	Nil	Nil	Nil
Y. P. Gupta	Nil	Nil	Nil
Ajeet Prasad	Nil	Nil	Nil
P. B. Ramanujam	Nil	Nil	Nil
S. S. H. Rehman	1,125	Nil	11,103
B. Sen	Nil	Nil	Nil
A. Singh	Nil	Nil	6,689
J. B. Stevens	Nil	Nil	Nil
Ram S. Tarneja	Nil	Nil	368
K. Vaidyanath	1,085	Nil	2,613
B. Vijayaraghavan	Nil	Nil	2,326

Save as aforesaid none of the Directors of the Transferor Companies and the Transferee Company have any material interest in the Scheme.

10. ITCHL and the Transferee Company have filed the Scheme with the relevant Stock Exchanges pursuant to the listing agreements entered into by them. The Stock Exchanges have given their no objection to the Scheme. The pre-amalgamation capital structure and shareholding pattern of the Transferor Companies and the Transferee Company as per latest available data as on 30th September, 2004 and the post-amalgamation (expected) capital structure and shareholding pattern of the Transferee Company is as under:-

A. **Capital Structure**

		(Rs.)
Pre-Amalgamation		
(i) **ITCHL**		
Authorised Share Capital:		
5,00,00,000 Equity Shares of Rs.10/- each		50,00,00,000/-
50,000 15% Cumulative Redeemable Preference Shares of Rs.100/- each		50,00,000/-
		50,50,00,000/-
Issued Share Capital:		
3,02,40,157 Equity Shares of Rs.10/- each		30,24,01,570/-
Subscribed & Paid-up Share Capital:		
3,02,16,492 Equity Shares of Rs.10/- each	30,21,64,920/-	
Less : Calls in arrears	62,750/-	30,21,02,170/-
(ii) **AHL**		
Authorised Share Capital:		
32,00,00,000 Equity Shares of Rs.10/- each		320,00,00,000/-
Issued, Subscribed & Paid-up Share Capital:		
31,03,76,708 Equity Shares of Rs.10/- each, fully paid-up		310,37,67,080/-
(iii) **ITC**		
Authorised Share Capital:		
30,00,00,000 Ordinary Shares of Rs.10/- each		300,00,00,000/-
Issued, Subscribed & Paid-up Share Capital:		
24,79,24,902 Ordinary Shares of Rs.10/- each, fully paid-up		247,92,49,020/-
Post-Amalgamation		
ITC		
Authorised Share Capital:		
30,00,00,000 Ordinary Shares of Rs.10/- each		300,00,00,000/-
Issued, Subscribed & Paid-up Share Capital:		
24,91,38,842 Ordinary Shares of Rs.10/- each, fully paid-up		249,13,88,420/-

B. **Shareholding Pattern**

		Pre-amalgamation shareholding pattern of ITCHL		Pre-amalgamation shareholding pattern of AHL		Pre-amalgamation shareholding pattern of ITC		Post-amalgamation shareholding pattern of ITC (expected)	
	Category	No. of Shares	%	No. of Shares	%	No. of Shares	%	No. of Shares	%
A.	**Promoter's Holding**								
1.	Promoters								
	– Indian Promoters	2,17,74,362	72.06	28,02,43,948	90.29	Nil	Nil	Nil	Nil
	– Foreign Promoters	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
2.	Persons Acting in Concert	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Sub-Total:	**2,17,74,362**	**72.06**	**28,02,43,948**	**90.29**	**Nil**	**Nil**	**Nil**	**Nil**
B.	**Non-Promoter's Holding**								
3.	**Institutional Investors**								
a.	Mutual Funds and UTI	25,33,606	8.39	Nil	Nil	3,38,45,085	13.65	3,41,49,117	13.71
b.	Banks, Financial Institutions, Insurance Companies (Central / State Govt. Institutions/ Non-Govt. Institutions)	5,32,057	1.76	74,95,750	2.42	5,36,84,267	21.65	5,37,98,084	21.59
c.	Foreign Institutional Investors (FIIs)	8,39,845	2.78	Nil	Nil	3,75,48,907	15.15	3,76,49,688	15.11
	Sub-Total:	**39,05,508**	**12.93**	**74,95,750**	**2.42**	**12,50,78,259**	**50.45**	**12,55,96,889**	**50.41**
4.	**Others**								
a.	Private Corporate Bodies	2,26,860	0.75	1,31,15,170	4.23	17,60,040	0.71	18,74,697	0.75
b.	Indian Public	42,88,460	14.19	26,16,840	0.84	3,00,95,523	12.14	3,06,27,587	12.30
c.	Non Resident Indians/ Overseas Corporate Bodies (NRIs/OCBs)	21,302	0.07	Nil	Nil	15,38,069	0.62	15,40,625	0.62
d.	Foreign Companies	Nil	Nil	69,05,000	2.22	8,04,35,870	32.44	8,04,81,903	32.30
e.	Foreign Nationals	Nil	Nil	Nil	Nil	14,808	0.01	14,808	0.01
f.	Depository for shares underlying GDRs	Nil	Nil	Nil	Nil	90,02,333	3.63	90,02,333	3.61
	Sub-Total:	**45,36,622**	**15.01**	**2,26,37,010**	**7.29**	**12,28,46,643**	**49.55**	**12,35,41,953**	**49.59**
	GRAND TOTAL:	**3,02,16,492**	**100.00**	**31,03,76,708**	**100.00**	**24,79,24,902**	**100.00**	**24,91,38,842**	**100.00**

11. Copies of the following documents are open for inspection at the registered office of the Transferee Company between 11.00 A.M. and 1.00 P.M. on any working day:-

(a) Memorandum & Articles of Association of the Transferor Companies and the Transferee Company;

(b) Annual Report and Accounts of the Transferor Companies and the Transferee Company for the financial year ended on 31st March, 2004;

(c) Register of Directors' Shareholdings of the Transferor Companies and the Transferee Company;

(d) Letters issued by the relevant Stock Exchanges giving their no-objection to the Scheme; and

(e) Valuation Reports of Messrs. S.B. Billimoria & Co., Chartered Accountants on the exchange ratio of shares.

Drafted by:
For Khaitan & Co.
Sd /-
(Aniket Agarwal)
Advocates for the Applicant
1B, Old Post Office Street, Kolkata 700 001.

Settled by:
Sd /- 06.10.2004
(Anjan Kumar Mitra)
Assistant Registrar (Company)
High Court, O.S., Calcutta.

ITC Limited

SCHEME OF AMALGAMATION

(UNDER SECTIONS 391 & 394 OF THE COMPANIES ACT, 1956)

Of

ITC Hotels Limited

And

Ansal Hotels Limited

With

ITC Limited

1. DEFINITIONS:

In this Scheme, unless inconsistent with the meaning or context thereof, the following expressions shall have the following meanings:

i. "**Act**" means the Companies Act, 1956 or any amendment, modification or re-enactment thereof from time to time.

ii. "**Appointed Date**" means the 1st day of April, 2004.

iii. "**Effective Date**" means the last of the dates on which all the orders, sanctions, approvals, consents, conditions, matters or filings referred to in Clause 15 hereof have been obtained or filed.

iv. "**Scheme**" means this Scheme of Amalgamation in its present form or with any modification(s) approved or directed by the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi.

v. "**ITCHL**" means ITC Hotels Limited, a company incorporated under the Act having its registered office at 25, Community Centre, Basant Lok, Vasant Vihar, New Delhi 110 057.

vi. "**AHL**" means Ansal Hotels Limited, a company incorporated under the Act having its registered office at District Centre, Saket, New Delhi 110 017.

vii. "**Transferor Companies**" means ITCHL and AHL or any one of them as the context requires.

viii. "**Transferee Company**" means ITC Limited, an existing company within the meaning of the Act having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071.

ix. "**Undertakings of the Transferor Companies**" means the entire businesses of the Transferor Companies as going concerns including all their assets, rights, licences and powers, and all their debts, outstandings, liabilities, duties and obligations.

x. Word(s) and expression(s) elsewhere defined in the Scheme will have the meaning(s) respectively ascribed thereto.

2. OPERATIVE DATE OF THE SCHEME:

The Scheme, though operative from the Appointed Date, shall become effective on the Effective Date.

3. **SHARE CAPITAL:**

The Authorised, Issued, Subscribed and Paid-up Share Capital of the Transferor Companies and the Transferee Company as on the date of approval of the Scheme by the Board of Directors of the said Companies, i.e. 25th August, 2004, is as under:

Transferor Companies:

a. **ITCHL**

AUTHORISED SHARE CAPITAL:		(Rs.)
5,00,00,000 Equity Shares of Rs.10/- each		50,00,00,000/-
50,000 15% Cumulative Redeemable Preference Shares of Rs.100/- each		50,00,000/-
		50,50,00,000/-
ISSUED SHARE CAPITAL:		
3,02,40,157 Equity Shares of Rs.10/- each		30,24,01,570/-
SUBSCRIBED & PAID-UP SHARE CAPITAL:		
3,02,16,492 Equity Shares of Rs.10/- each	30,21,64,920/-	
Less : Calls in arrears	62,750/-	
		30,21,02,170/-

2,17,74,362 Equity Shares of ITCHL constituting 72.06% of its total Subscribed and Paid-up Share Capital are held by the Transferee Company. ITCHL is a subsidiary of the Transferee Company.

b. **AHL**

AUTHORISED SHARE CAPITAL:	(Rs.)
32,00,00,000 Equity Shares of Rs.10/- each	320,00,00,000/-
ISSUED, SUBSCRIBED & PAID-UP SHARE CAPITAL:	
31,03,76,708 Equity Shares of Rs.10/- each, fully paid-up	310,37,67,080/-

2,72,79,310 Equity Shares of AHL constituting 8.79% of its total Issued, Subscribed and Paid-up Share Capital are held by ITCHL. Further, 25,29,64,038 Equity Shares of AHL constituting 81.50% of its total Issued, Subscribed and Paid-up Share Capital are held by the Transferee Company. AHL is a subsidiary of the Transferee Company.

Transferee Company:

ITC Limited

AUTHORISED SHARE CAPITAL:	(Rs.)
30,00,00,000 Ordinary Shares of Rs.10/- each	300,00,00,000/-
ISSUED, SUBSCRIBED & PAID-UP SHARE CAPITAL:	
24,78,70,455 Ordinary Shares of Rs.10/- each, fully paid-up	247,87,04,550/-

None of the Transferor Companies hold any shares in the Transferee Company.

4. AMALGAMATION:

4.1 With effect from the Appointed Date, the Transferor Companies shall stand amalgamated with the Transferee Company, as provided in the Scheme, pursuant to the provisions of Sections 391 and 394 and other applicable provisions of the Act. The Undertakings of the Transferor Companies shall, accordingly, be transferred to the Transferee Company with effect from the Appointed Date in the mode and manner provided herein.

4.1.1 In respect of such of the assets of the Transferor Companies as are movable in nature or otherwise capable of passing through manual delivery or by endorsement and delivery, the same shall be so delivered or endorsed and delivered, as the case may be, to the Transferee Company and shall become the property of the Transferee Company accordingly without requiring any deed or instrument of conveyance for the same.

4.1.2 The entire Undertakings of the Transferor Companies other than the moveable assets transferred to the Transferee Company as per Clause 4.1.1 above, shall, without any further act or deed, be transferred and vested in and / or be deemed to be transferred to and vested in the Transferee Company pursuant to the provisions of Section 394(2) of the Act.

4.1.3 All debts, liabilities, duties and obligations of the Transferor Companies shall also be transferred to the Transferee Company, without any further act or deed, pursuant to the provisions of Section 394(2) of the Act, so as to become the debts, liabilities, duties and obligations of the Transferee Company.

4.2 Loans, deposits, obligations or other outstandings, if any, due from the Transferor Companies to the Transferee Company or vice versa or inter se the Transferor Companies, shall be deemed to have been discharged in full on and from the Appointed Date and corresponding effect shall be given in the books of account of the Transferee Company.

4.3 All benefits including under Income Tax, Excise (including Modvat / Cenvat), Sales Tax (including deferment of Sales Tax), etc. to which the Transferor Companies are entitled to in terms of the various Statutes and / or Schemes of Union and State Governments, shall be available to and vest in the Transferee Company, without any further act or deed.

4.4 The transfer and vesting of the Undertakings of the Transferor Companies, as aforesaid, shall be subject to the existing charges, mortgages and encumbrances, if any, over or in respect of any of the assets or any part thereof, provided however that such charges, mortgages and / or encumbrances shall be confined only to the relative assets of the Transferor Companies or part thereof on or over which they are subsisting on transfer to and vesting of such assets in the Transferee Company and no such charges, mortgages, and / or encumbrances shall extend over or apply to any other asset(s) of the Transferee Company. Any reference in any security documents or arrangements (to which the Transferor Companies are parties) to any assets of the Transferor Companies shall be so construed to the end and intent that such security shall not extend, nor be deemed to extend, to any of the other asset(s) of the Transferee Company. Similarly, the Transferee Company shall not be required to create any additional security over assets acquired by it under this Scheme for any loans, debentures, deposits or other financial assistance availed by it and the charges, mortgages, and / or encumbrances in respect of the same shall not extend or be deemed to extend or apply to the assets so acquired by the Transferee Company.

5. LEGAL PROCEEDINGS:

Suits, actions and proceedings of whatsoever nature, if any, (hereinafter called **"the Proceedings"**) pending on the Effective Date, by or against the Transferor Companies, shall not abate or be

discontinued nor be in any way prejudicially affected by reason of the amalgamation of the Transferor Companies with the Transferee Company or anything contained in the Scheme, but the Proceedings may be continued and enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as the same would or might have continued and enforced by or against the Transferor Companies, in the absence of the Scheme.

6. CONTRACTS AND DEEDS:

6.1 All contracts, deeds, bonds, agreements, arrangements, licences, engagements and other instruments of whatsoever nature to which the Transferor Companies are parties or to the benefit of which the Transferor Companies may be eligible, and which have not lapsed and are subsisting on the Effective Date, shall remain in full force and effect against or in favour of the Transferee Company as the case may be, and may be enforced by or against the Transferee Company as fully and effectually as if, instead of the Transferor Companies, the Transferee Company had been a party or beneficiary thereto.

6.2 The Transferee Company shall, if and to the extent required by law, enter into and / or issue and / or execute deeds, writings or confirmations, to give formal effect to the provisions of Clause 6 and to the extent that the Transferor Companies are required prior to the Effective Date to join in such deeds, writings or confirmations, the Transferee Company shall be entitled to join in such deeds, writings or confirmations instead of the Transferor Companies.

7. SAVING OF CONCLUDED TRANSACTIONS:

The transfer of the Undertakings of the Transferor Companies under Clause 4 above, the continuance of the Proceedings under Clause 5 above and the effectiveness of contracts and deeds under Clause 6 above, shall not affect any transaction or the Proceedings already concluded by the Transferor Companies on or before the Effective Date and shall be deemed to have been done and executed on behalf of the Transferee Company.

8. EMPLOYEES:

On and from the Effective Date:

8.1 All the employees of the Transferor Companies in service on the Effective Date shall become the employees of the Transferee Company on the same terms and conditions on which they are engaged by the Transferor Companies without treating it as a break, discontinuance or interruption in service.

8.2 The Provident Funds, Gratuity Funds, Superannuation Fund or any other Fund or Funds created or existing for the benefit of the employees, as applicable, of the Transferor Companies shall be continued by the Transferee Company and the Transferee Company shall stand substituted for the Transferor Companies for all purposes whatsoever, including in relation to the obligation to make contributions to the said Fund or Funds in accordance with the provisions thereof to the end and intent that all rights, duties, powers and obligations of the Transferor Companies in relation to such Fund or Funds shall become those of the Transferee Company.

8.3 The services of the employees of the Transferor Companies will be treated as having been continuous, without any break, discontinuance or interruption, for the purpose of membership and the application of the Rules or Bye-laws of the said Funds.

9. DISSOLUTION OF THE TRANSFEROR COMPANIES:

The Transferor Companies shall be dissolved without winding up or liquidation in accordance with the provisions of Section 394 of the Act.

10. CONDUCT OF BUSINESS OF THE TRANSFEROR COMPANIES:

With effect from the Appointed Date and up to the Effective Date:

10.1 The Transferor Companies shall carry on and be deemed to have carried on all their business and activities and shall hold and stand possessed of and be deemed to have held and stood possessed of all their assets for and on account of and in trust for the Transferee Company.

10.2 The Transferor Companies shall carry on their business and activities with due diligence and business prudence and shall not charge, mortgage, encumber or otherwise deal with or alienate their assets or any part thereof, nor incur, accept or acknowledge any debt, obligation or any liability or incur any major expenditure, except as is necessary in the ordinary course of their business, without the prior written consent of the Transferee Company.

10.3 All profits or income accruing or arising to the Transferor Companies or expenditure or losses arising or incurred by the Transferor Companies shall for all purposes be deemed to have accrued as the profits or income or expenditure or losses, as the case may be, of the Transferee Company.

11. ISSUE OF SHARES:

11.1 Upon the Scheme coming into effect, and without any further application, act or deed:

11.1.1 The Transferee Company shall, in consideration of the amalgamation, issue and allot to the members of the Transferor Companies holding fully paid-up Equity Shares in the Transferor Companies and whose names appear in the Register of Members of the Transferor Companies on such date (hereinafter referred to as the "**Record Date**"), as the Board of Directors of the Transferee Company or a committee thereof will determine, Ordinary Shares of Rs.10/- each in the Transferee Company credited as fully paid-up with rights attached thereto as hereinafter mentioned (hereinafter referred to as the "**New Ordinary Shares**") in the following ratios:

(i) 3 (Three) New Ordinary Shares of Rs.10/- each in the Transferee Company credited as fully paid-up for every 25 (Twenty Five) Equity Shares of Rs.10/- each, fully paid-up held in ITCHL; and

(ii) 1 (One) New Ordinary Share of Rs.10/- each in the Transferee Company credited as fully paid-up for every 150 (One Hundred and Fifty) Equity Shares of Rs.10/- each, fully paid-up held in AHL.

11.1.2 All Equity Shares held by the Transferee Company in the Transferor Companies and all Equity Shares held by the Transferor Companies inter se shall stand cancelled. In lieu of such Equity Shares, no New Ordinary Shares in the Transferee Company shall be issued to any person whatsoever.

11.2 In respect of the Equity Shares of the Transferor Companies already held in dematerialised form, the New Ordinary Shares to be issued by the Transferee Company in lieu thereof shall also be issued in dematerialised form with the shares being credited to the existing depository accounts of the members of the Transferor Companies entitled thereto, as per records maintained by the National Securities Depository Limited or Central Depository Services (India) Limited on the Record Date.

In respect of the Equity Shares in the Transferor Companies held in certificate form, each member holding such shares shall have the option, exercisable by notice in writing, by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a committee thereof, to receive, either in certificate form or in dematerialised form, the New Ordinary Shares of the Transferee Company in lieu thereof in accordance with terms

hereof. In the event such notice has not been received by the Transferee Company in respect of any of the members, the New Ordinary Shares of the Transferee Company shall be issued to such members in certificate form. Those members exercising the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the depository account of such member with the New Ordinary Shares of the Transferee Company. Notwithstanding anything to the contrary in this Scheme, upon the New Ordinary Shares in the Transferee Company being issued and allotted by it to the members of the Transferor Companies, the share certificates in relation to the Equity Shares held by them in the Transferor Companies shall stand cancelled.

11.3 In respect of Equity Shares of ITCHL where calls are in arrears, without prejudice to any remedies that ITCHL or the Transferee Company, as the case may be, shall have in this behalf, the Transferee Company shall not be bound to issue any New Ordinary Shares of the Transferee Company (whether partly paid or otherwise) nor to confirm any entitlement to such holder.

11.4 Insofar as any forfeited shares of ITCHL are concerned, no New Ordinary Shares shall be issued in lieu thereof.

11.5 The New Ordinary Shares to be issued by the Transferee Company and / or rights thereon, pursuant to Clause 11.1 above in respect of Equity-Shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall also be kept in abeyance.

11.6 No fractional shares shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the members of the Transferor Companies may be entitled on issue and allotment of the New Ordinary Shares of the Transferee Company. The Board of Directors of the Transferee Company or a committee thereof shall consolidate all such fractional entitlements, and issue and allot New Ordinary Shares in lieu thereof to a Director and / or Officer(s) of the Transferee Company on the express understanding that such Director and / or Officer(s) to whom such New Ordinary Shares are allotted shall sell the same in the market and pay to the Transferee Company the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the members of the Transferor Companies in proportion to their fractional entitlements.

11.7 On the approval of the Scheme by the members of the Transferor Companies and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the said members have also accorded all relevant consents under Section 81(1-A) of the Act or any other provisions of the Act to the extent the same may be considered applicable.

11.8 The New Ordinary Shares of the Transferee Company to be issued and allotted in lieu of the Equity Shares of the Transferor Companies, shall rank pari passu in all respects with the Ordinary Shares of the Transferee Company save and except that the New Ordinary Shares shall be entitled to dividend with effect from the Appointed Date subject to the provisions of Clauses 11.9 and 11.10 hereof. Until the Effective Date, the holders of the Equity Shares of the Transferor Companies shall continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividend, if any, declared in accordance with the Act and the Articles of Association of the Transferor Companies.

11.9 The Transferor Companies may declare and pay dividend to their shareholders for any financial year or any period prior to the Effective Date provided that if such dividend is for any period commencing on or after the Appointed Date, the Board of Directors of the Transferor Companies shall obtain the prior consent and approval of the Board of Directors of the Transferee Company before making such recommendation to the members of the Transferor Companies.

11.10 If, before the Effective Date, the Transferor Companies declare any dividend for any period between the Appointed Date and the Effective Date, any entitlement to dividend on the New Ordinary Shares issued by the Transferee Company in lieu of the corresponding Equity Shares of the said Transferor Companies, shall stand reduced by the amount of dividend declared by the said Transferor Companies on such Equity Shares for the corresponding period.

11.11 The New Ordinary Shares of the Transferee Company issued in terms of the Scheme shall, subject to applicable regulations, be listed and / or admitted to trading on the stock exchange(s) where the Ordinary Shares of the Transferee Company are listed and / or admitted to trading.

12. ACCOUNTING:

12.1 On and from the Appointed Date and subject to the provisions hereof and such other corrections and adjustments as may, in the opinion of the Board of Directors of the Transferee Company, be required and except to the extent required otherwise by law, the reserves of the Transferor Companies shall be merged with the corresponding reserves of the Transferee Company.

12.2 All assets and liabilities, including reserves, of the Transferor Companies transferred to the Transferee Company under the Scheme shall be recorded in the books of account of the Transferee Company at the book value as recorded in the Transferor Companies' books of account.

12.3 The Transferee Company shall adjust the balance of the Profit and Loss Accounts of the Transferor Companies against its General Reserves.

12.4 Such reserves of the Transferor Companies, including Share Premium accounts, as the Board of Directors of the Transferee Company may decide, will be incorporated in the books of account of the Transferee Company as reduced by any unamortised discount on the issue of shares of the Transferor Companies.

12.5 The Share Capital of the Transferor Companies as adjusted for (a) the cost of investment of the Transferee Company in the share capital of the Transferor Companies (b) the cost of investment of the Transferor Companies in the share capital held by them inter se and (c) the amount recorded as additional share capital issued by the Transferee Company on amalgamation shall, subject to other provisions contained herein, be reflected in the General Reserves of the Transferee Company and such Reserves shall be available for distribution by the Transferee Company.

12.6 In case of any difference in accounting policy between the Transferor Companies and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted in the General Reserves of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of consistent accounting policy.

13. APPLICATIONS:

The Transferee Company and the Transferor Companies shall, with all reasonable dispatch, make necessary applications to the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi respectively, for sanction and carrying out of the Scheme and for consequent dissolution of the Transferor Companies without winding up or liquidation and apply for and obtain such other approvals, as required by law. Any such application shall, upon constitution of the National Company Law Tribunal under Section 10FB of the Act, be made and / or pursued before the National Company Law Tribunal, if so required. In such event references in this Scheme to the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi shall be construed as references to the National Company Law Tribunal and / or the appropriate Benches thereof as the context may require.

14. APPROVALS AND MODIFICATIONS:

The Transferor Companies and the Transferee Company (by their respective Board of Directors or such other person or persons, as the respective Board of Directors may authorise) are empowered and authorised:

14.1 to assent from time to time to any modifications or amendments or substitutions of the Scheme or of any conditions or limitations which the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi and / or any authorities under law may deem fit to approve or direct or as may be deemed expedient or necessary; and

14.2 to settle all doubts or difficulties that may arise in carrying out the Scheme and to do and execute all acts, deeds, matters and things necessary, desirable or proper for putting the Scheme into effect. Without prejudice to the generality of the foregoing, the Board of Directors of the Transferee Company or a committee thereof shall be empowered to register and / or recognise any transfer of shares of the Transferor Companies after the amalgamation for the purpose of issuing and allotting the New Ordinary Shares or delivering the certificates thereof to the shareholders of the Transferor Companies in terms of this Scheme and to otherwise settle or remove any doubt or difficulty in this regard.

15. SCHEME CONDITIONAL UPON:

The Scheme is conditional upon and subject to:

15.1 Approval of the Scheme by the requisite majority of the members of the Transferor Companies and of the members of the Transferee Company;

15.2 Sanction of the Scheme by the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi;

15.3 Such other sanctions and approvals including sanctions of any governmental or regulatory authority, as may be required by law in respect of the Scheme being obtained; and

15.4 The certified copies of the Orders of the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi referred to in Clause 15.2 above being filed with the Registrar of Companies, West Bengal and the Registrar of Companies, Delhi & Haryana.

16. EFFECT OF NON-RECEIPT OF APPROVALS AND SANCTION:

In the event of any of the approvals referred to in the preceding Clause not being obtained and / or the Scheme not being sanctioned by either the Hon'ble High Court at Calcutta or the Hon'ble High Court of Delhi at New Delhi on or before 30th June, 2005 or within such further period or periods as may be agreed upon by the Transferor Companies and the Transferee Company through their respective Board of Directors, the Scheme shall not take effect and shall be withdrawn and in that event no rights or liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person.

17. COSTS, CHARGES AND EXPENSES:

All costs, charges and expenses, in connection with the Scheme, arising out of or incurred in carrying out and implementing the Scheme and matters incidental thereto, shall be borne and paid by the Transferee Company. In the event the Scheme does not take effect or stands withdrawn for any reason whatsoever, each Company shall pay and bear their own costs.

ITC Limited

Company Application No. 647 of 2004
In the High Court at Calcutta
Original Jurisdiction

In the Matter of the Companies Act, 1956.
And
In the Matter of an application under Sections 391(1) and 393 of the said Act,
And
In the Matter of
ITC Limited

...... Applicant.

FORM OF PROXY

I/We, the undersigned Ordinary Shareholder(s) of ITC Limited hereby appoint Shri/Smt. ....of .... and failing him/her Shri/Smt. ....of .... as my/our PROXY to act for me/us at the meeting of the Ordinary Shareholders of ITC Limited to be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046 on Friday, the 19th day of November, 2004 at 10.30 a.m., for the purpose of considering and, if thought fit, approving, with or without modification, the proposed Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited and at such meeting or any adjournment thereof, to vote for me/us, and in my/our name (*) .... the Scheme as my/our proxy may approve.

Dated this .... day of ...., 2004.

(Strike out whichever not applicable)

Signature : .... [Affix 15 paise Revenue Stamp] ....

Name : ....

Address : ....

....

Ledger Folio No./
DP ID & CL ID No. : ....

NOTES :

1. The Form of Proxy must be deposited at the Investor Service Centre of ITC Limited at 37, Jawaharlal Nehru Road, Kolkata 700 071 not less than FORTY-EIGHT HOURS before the time of holding the aforesaid meeting.
2. A proxy need not be an Ordinary Shareholder of ITC Limited.
3. All alterations made in the Form of Proxy must be initialled by the Ordinary Shareholder.

(*) (if you want to vote in favour of the Scheme with or without modification insert 'FOR' and in case you intend to vote against insert 'AGAINST', and strike out the words after 'the Scheme')

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

14th October, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.,
7, Lyons Range
Kolkata 700 001

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The National Stock Exchange of
India Limited
Exchange Plaza, Bandra-Kurla
Complex, Bandra (E)
Mumbai - 400 051.

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 12th October, 2004 for the half year ended 30th September, 2004 from M/s. Vinod Kothari & Co., practising Company Secretaries, relating to issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation and renewal.

Yours faithfully,
ITC Limited

(Arun Bose)
Assistant Secretary

Encl : As above.

ITC Limited

Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **ITC Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchange and hereby certify that the Company has despatched, during the half year ended 30th September, 2004:

(c) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(d) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 12.10.2004

Signature------------------------

Vinod Kothari & Company
(Name of the Firm)

C P 1391
(C.P.Number)